07005576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cambridge Legacy Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 Spring Valley Road, Suite 500
(No. and Street)

Dallas (City) Texas (State) 75244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 11 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. D.C.
202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Legacy Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

BETTY J. HANEY
MY COMMISSION EXPIRES
September 7, 2008

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAMBRIDGE LEGACY SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

CAMBRIDGE LEGACY SECURITIES, LLC

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Cambridge Legacy Securities, LLC

We have audited the accompanying statement of financial condition of Cambridge Legacy Securities, LLC, as of December 31, 2006, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Legacy Securities, LLC, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 530,663
Receivable from broker-dealers	45,000
Note receivable	22,500
Other receivables	22,550
Other assets	10,814
	$ 631,527

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 221,282
Due to Parent	75
Franchise tax payable	1,025
	222,382
Member's equity	
Total member's equity	409,145
	$ 631,527

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commission income	$7,169,952
Other income	265,089
Interest income	38,846
	7,473,887
Expenses	
Commission expenses	6,311,660
Clearing expense	90,640
Regulatory fees and expenses	40,341
Other expenses	1,070,253
	7,512,894
Loss before income taxes	(39,007)
Provision for income taxes	-0-
Net Loss	$ (39,007)

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ 448,152
Net loss	(39,007)
Balance at December 31, 2006	$ 409,145

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (39,007)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in other receivables	(1,862)
Increase in other assets	(1,968)
Decrease in note receivables	22,500
Increase in accounts payable and accrued liabilities	24,460
Decrease in due to Parent	(55,147)
Increase in franchise tax payable	1,025
Decrease in state income tax payable	(13,979)
Net cash provided (used) by operating activities	(63,978)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(63,978)
Cash and cash equivalents at beginning of year	594,641
Cash and cash equivalents at end of year	$ 530,663

Supplemental Disclosures

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Cambridge Legacy Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The Company operates as a Texas Limited Liability Company (L.L.C.) and has a sole member, Cambridge Legacy Group, Inc. (the "Parent"). Its member has limited personal liability for the obligations or debts of the entity.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

The majority of the Company's business is conducted with customers located in Texas with the remaining business spread throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $353,281 and net capital requirements of $14,833. The Company's ratio of aggregate indebtedness to net capital was .63 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 4 - Related Parties

Parent provides administrative service, equipment and office space to the Company. Expenses incurred for this service during 2006 were $857,600 and are included in other expenses. The Company received net commissions of $834,020 for the year ended 2006 from Cambridge Petroleum Group, an affiliate. This amount is included in commission income.

Note 5 - Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Note 6 - Note Receivable

The Company loaned $45,000 to a registered representative under an agreement dated October 18, 2005. Upon the six month anniversary date of this note 50% of the unpaid balance was forgiven and discharged. The remaining balance of $22,500 will be discharged if the annual production requirements are achieved within one year. If the representative leaves the Company or fails to achieve the production requirements, the remaining portion of the note is promptly due plus interest at the rate of 5% per annum from October 18, 2005.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

CAMBRIDGE LEGACY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total Member's equity qualified for net capital		$ 409,145
Total capital and allowable subordinated liabilities		409,145
Deductions and/or charges		
Note receivable	$ 22,500	
Other receivables	22,550	
Other assets	10,814	(55,864)
Net capital before haircuts on securities positions		353,281
Haircuts on securities		-0-
Net capital		$ 353,281

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 221,282
Due to Parent	75
Franchise tax payable	1,025
Total aggregate indebtedness	$ 222,382

Schedule I (continued)

CAMBRIDGE LEGACY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 14,833
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 14,833
Net capital in excess of required minimum	$ 338,448
Excess net capital at 1000%	$ 331,043
Ratio: Aggregate indebtedness to net capital	.63 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following constitutes the differences which were not material in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's unaudited Focus IIA	$ 338,397	
Difference		
Decrease in accounts payable and accrued expenses	14,884	
Net capital per audited report		$ 353,281

Schedule II

CAMBRIDGE LEGACY SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31,2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Dain Correspondent Services
Pershing L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cambridge Legacy Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Cambridge Legacy Securities, LLC, (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

END